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SECURI 12011337 SION

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SEC Mail Processing Section MAY 18 2012 Washington DC 401

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/11** AND ENDING **03/31/12**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ACG Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Basil Street
(No. and Street)

London (City) **United Kingdom** (State) **SW3 1AJ** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr Warren Thirkell Hibbert **+44 20 3402 5266**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) **New York** (City) **NY** (State) **10036-2602** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mr Warren Thirkell Hibbert**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ACG Advisors LLC**, as of **March 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND ~~SWORN~~ AFFIRMED TO
by the above named deponent
at London, England, this 16th
day of MAY 2012
BEFORE ME,

Notary Public

DE VILLA
36 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

N.L. FAWCETT
NOTARY PUBLIC
MY COMMISSION EXPIRES
WITH LIFE

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Manager
ACG Advisors, LLC
New York, New York

We have audited the accompanying statement of financial condition of ACG Advisors, LLC (the "Company") as of March 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ACG Advisors, LLC as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
May 11, 2012

ACG Advisors, LLC

Statement of Financial Condition
March 31, 2012
(amounts expressed in U.S. dollars)

ASSETS	
Cash	$ 38,025
Prepaid Expenses	6,067
Total assets	$ 44,092
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 27,790
Total liabilities	27,790
Member's Equity	16,302
Total liabilities and member's equity	$ 44,092

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Description of Business: ACG Advisors, LLC (the "Company"), a Delaware limited liability company, was formed in June 2010. The Company became a broker-dealer in September 2011 and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company is currently exempt from the provisions of Rule 15c3-3 of the SEC based on Paragraph (k)(2)(i) of the rule.

In March 2012, FINRA granted approval to the Company's change in membership application, allowing the sole member to sell its entire ownership interest in the Company to a U.K. affiliated entity, Asante Capital Limited, effective from April 1, 2012.

Significant accounting policies are:

Basis of Presentation: The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The statement of financial condition is presented in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Use of Estimates: The preparation of the statement of financial condition in conformity with GAAP in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash: Cash represents bank demand deposits.

Prepaid Expenses: The Company makes payments for certain expenses such as insurance in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Expenses and Liabilities: All costs and expenses are recorded on the accrual basis.

Income Taxes: The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes.* FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statements and income tax bases of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between the years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. At March 31, 2012, the Company had deferred tax asset of approximately $13,500 for operating losses. The Company fully provided a valuation allowance against this asset, as such; no deferred tax asset has been recognized.

(amounts expressed in U.S. dollars)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended March 31, 2012, management has determined that there are no uncertain tax positions. All periods since inception are subject to tax examinations by U.S. federal, state or local tax authorities.

Note 2. Related Party Transactions

Pursuant to agreements with certain affiliates (the "Affiliates"), the Company reimburses the Affiliates for rent, communications and general operating expenses paid by the Affiliates. At March 31, 2012, amount payable to Affiliates is $14,790 and is included in accrued expenses and other liabilities in the statement of financial condition.

Note 3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2012, the Company had net capital of $10,235, which was $5,235 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.72 to 1.

Note 4. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.



ACG Advisors, LLC

Statement of Financial Condition

March 31, 2012

This report is filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a PUBLIC document.